082-03470





10016007




ITC Limited



*Registered Office*
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260


The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza
Plot No. C-1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL



Dear Sirs,

**Disclosure of shareholding in terms of Regulation 8(3) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997**

| | |
|---|---|
| Name of the Target Company (Reporting Company): | **ITC Limited** |
| Date of reporting : | **18th June, 2010 #** |
| Name of Stock Exchanges where shares of reporting company are listed:<br>**NATIONAL STOCK EXCHANGE, BOMBAY STOCK EXCHANGE AND CALCUTTA STOCK EXCHANGE.** | |

dlw 7/14

ITC Limited

| (I) Information about persons holding more than 15% shares or voting rights | | | | | | |
|---|---|---|---|---|---|---|
| Names of persons holding more than 15% shares or voting rights | Details of Shareholding / Voting rights (in Number and %) of persons mentioned at (I) as informed under regulation 8(1) to target company | | | | | |
| Names | As on March 31, 2010 (Current year) | As on March 31, 2009 (Previous year) | Changes, if any, between (A) & (B) | As on June 18, 2010#, in respect of dividend for the financial year ended March 31, 2010 | As on July 24, 2009#, in respect of dividend for the financial year ended March 31, 2009 | Changes, if any, between (D) & (E) |
| | (A) | (B) | (C) | (D) | (E) | (F) |
| **Tobacco Manufacturers (India) Ltd. (TMI)** | 99,27,82,440 (26.00%) | 99,27,82,440 (26.30%) | - (-0.30%) * | 99,27,82,440 (26.00%) | 99,27,82,440 (26.30%) | - (-0.30%) * |
| TOTAL (I) | **99,27,82,440 (26.00%)** | **99,27,82,440 (26.30%)** | **- (-0.30%) *** | **99,27,82,440 (26.00%)** | **99,27,82,440 (26.30%)** | **- (-0.30%) *** |

| (II) Information about promoter(s) or every person having control over a company and also persons acting in concert with him NOT APPLICABLE | | | | | | |
|---|---|---|---|---|---|---|
| Names | As on March 31, 2010 (Current year) | As on March 31, 2009 (Previous year) | Changes, if any, between (A) & (B) | As on June 18, 2010#, in respect of dividend for the financial year ended March 31, 2010 | As on July 24, 2009#, in respect of dividend for the financial year ended March 31, 2009 | Changes, if any, between (D) & (E) |
| | (A) | (B) | (C) | (D) | (E) | (F) |
| TOTAL (II) | **NIL** | **NIL** | **NIL** | **NIL** | **NIL** | **NIL** |

| GRAND TOTAL (I+II) | **99,27,82,440 (26.00%)** | **99,27,82,440 (26.30%)** | **- (-0.30%) *** | **99,27,82,440 (26.00%)** | **99,27,82,440 (26.30%)** | **- (-0.30%) *** |
|---|---|---|---|---|---|---|

\# Being the last date of Book Closure for the purpose of Dividend.

* The change in shareholding of TMI in the Company, in % terms, from 26.30% to 26.00%, was consequent upon issue and allotment of shares from time to time under the Company's Employee Stock Option Schemes.

Yours faithfully,
ITC Limited



(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Place : Kolkata
Date : 29th June, 2010


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg